Exhibit 99.4

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING INTEROIL CORPORATION AND OIL SEARCH LIMITED.

IN ORDER TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE TRUST COMPANY OF CANADA. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL AND ELECTION FORM ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. THE ABILITY TO ELECT THE TYPE OF CONSIDERATION YOU WISH TO RECEIVE FOR YOUR INTEROIL SECURITIES (AS DEFINED BELOW) EXPIRES AT 2:00 P.M. (NEW YORK TIME) ON THE ELECTION DEADLINE (AS DEFINED BELOW). IF YOUR COMPLETED LETTER OF TRANSMITTAL AND ELECTION FORM IS NOT RETURNED TO THE DEPOSITARY BY THAT TIME OR YOU OTHERWISE FAIL TO COMPLY WITH THE REQUIREMENTS OF THE PLAN OF ARRANGEMENT OR THIS LETTER OF TRANSMITTAL AND ELECTION FORM, YOU WILL BE DEEMED TO HAVE ELECTED TO RECEIVE SHARES OF OIL SEARCH IN EXCHANGE FOR ALL OF YOUR INTEROIL SECURITIES IN ACCORDANCE WITH THE TERMS OF THE PLAN OF ARRANGEMENT.

LETTER OF TRANSMITTAL AND ELECTION FORM

FOR SECURITYHOLDERS OF INTEROIL CORPORATION

Please read the Instructions set out below and the management information circular of InterOil Corporation dated June 24, 2016 (the “Information Circular”) carefully before completing this letter of transmittal and election form (the “Letter of Transmittal and Election Form”).

This Letter of Transmittal and Election Form is for use by registered holders (“Shareholders”) of common shares (“Common Shares”) of InterOil Corporation (“InterOil”) and holders of restricted share units (“RSUs”, and together with Common Shares, “InterOil Securities”) in connection with the proposed plan of arrangement (the “Arrangement”) involving InterOil and Oil Search Limited (“Oil Search”), pursuant to an amended and restated arrangement agreement dated effective as of May 20, 2016 (the “Arrangement Agreement”), a copy of which is available on InterOil’s SEDAR profile, available at www.SEDAR.com. Capitalized terms used, but not defined in this Letter of Transmittal and Election Form, shall have the meanings given to them in the Information Circular. References to dollar amounts herein are to U.S. dollars.

This Letter of Transmittal and Election Form is only to be used by registered Shareholders and holders of RSUs. Holders of Common Shares which are registered in the name of a broker, investment dealer, bank, trust company, custodian or other nominee should immediately contact such nominee for instructions and assistance in delivery of the share certificate(s) or DRS Advice(s) (as defined below) representing those Common Shares and making an election with respect to the form of consideration to be received for such Common Shares.

Pursuant to the Arrangement, Oil Search will acquire all of the issued and outstanding InterOil Securities, and the holders thereof (“Securityholders”) will be entitled to elect to receive on completion of the Arrangement, for each Common Share or RSU held, either:

1.

8.05 ordinary shares of Oil Search (“Oil Search Shares”), or, at the election of each Securityholder, the number of Oil Search American Depositary Shares (“Oil Search ADS”, and together with Oil Search Shares, “Oil Search Securities”) representing 8.05 Oil Search Shares (the “Share Consideration”); or

2.

a cash amount equal to the product of (a) 8.05 and (b) the 5-day volume weighted average price of Oil Search’s shares on the Australian Stock Exchange (the “ASX”), as reported by Bloomberg Financial Markets, calculated as of the date anticipated to be the third business day prior to the closing of the Arrangement (converted to U.S. dollars applying the USD/AUD exchange rate published by the Reserve Bank of Australia as at 10:00 a.m. (Sydney time) on the date following such calculation date), subject to proration if cash elections exceed USD$770 million (the “Cash Consideration”).

In addition, each Securityholder will receive, in exchange for each Common Share or RSU, a contingent value right as further described in the Information Circular (a “CVR”).

If the aggregate cash consideration that would otherwise be payable to satisfy the consideration payable to Securityholders electing to receive Cash Consideration exceeds USD$770 million (the “Maximum Aggregate Cash Consideration”), the amount of cash consideration payable to such holders shall be limited to the Maximum Aggregate Cash Consideration and shall be allocated pro rata (on a per InterOil Security basis) among such Securityholders, and each such Securityholder shall receive either Oil Search Shares or Oil Search ADSs, in accordance with such Securityholder’s election (or if no election is made, Oil Search Shares), as consideration for the balance of the Cash Consideration otherwise payable to it (calculated by valuing each InterOil Share at the price calculated in accordance with clause 2(b) above).

In order for a valid election to be made, this Letter of Transmittal and Election Form, duly completed, together with such additional documents and instruments as the Depositary may reasonably require (including, in the case of a Shareholder, the certificate(s) or Direct Registration System Advice (“DRS Advice”) representing the Common Shares in respect of which the election relates), must be received by the Depositary by 2:00 p.m. (New York time) on the Business Day that is anticipated to be three Business Days prior to the closing date of the Arrangement (the “Election Deadline”). InterOil will give at least two Business Days’ prior notice of the Election Deadline by means of press release disseminated on a newswire.

The Cash Consideration is U.S. dollar denominated. However, registered Securityholders can instead elect to receive payment in Canadian dollars, Australian dollars, Hong Kong dollars, Euros or British Pounds by checking the appropriate box in Step 2 of this Letter of Transmittal and Election Form.

By electing to receive payment in another currency, a registered Secutityholder will have acknowledged and agreed that (a) the exchange rate used will be the rate established by Computershare, in its capacity as foreign exchange service provider, on the date the funds are converted; and (b) the risk of any fluctuation in such rate will be borne by such registered Secutityholder.

Any Securityholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2 of the Plan of Arrangement (being Schedule C to the Information Circular) and this Letter of Transmittal and Election Form, shall be deemed to have elected to receive Share Consideration, in the form of Oil Search Shares, in respect of all of such holder’s Common Shares and/or RSUs. For greater certainty, holders of RSUs are not required to deliver certificate(s) or DRS Advice(s) in respect of their RSUs.

The elections available to you in respect of the consideration you wish to receive under the Arrangement are complex and involve investment decisions and tax consequences. You should consult your own investment and tax advisors prior to making your decision.

All elections and deposits made under this Letter of Transmittal and Election Form are irrevocable and may not be withdrawn by a Securityholder. Once an election is made, a Securityholder will no longer be able to sell or transfer the Common Shares for which such election was made.

Completion of the Arrangement is subject to the satisfaction of certain conditions. No payment of any consideration will be made prior to the closing of the Arrangement. Reference should be made to the Information Circular for more information regarding expected timing for completion of the Arrangement.

You are urged to read the Information Circular which contains, among other things, a description of the Arrangement consideration and other details of the Arrangement and related transactions.

TO:	INTEROIL CORPORATION

AND TO:	OIL SEARCH LIMITED

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (THE “DEPOSITARY”), AS DEPOSITARY

Please complete each of the steps set out below in order.

STEP 1: DESCRIPTION OF THE INTEROIL SECURITIES BEING DEPOSITED

The undersigned registered holders of Common Shares and/or RSUs (the “undersigned” or the “Depositing Securityholder”) hereby delivers to the Depositary the InterOil Securities set out below to be exchanged for the Share Consideration and/or the Cash Consideration, as applicable, all in accordance with the Arrangement as described in the Information Circular.

DESCRIPTION OF COMMON SHARES DEPOSITED To be completed by registered holders of Common Shares

DRS Advice(s) or Certificate Number(s)	Name in which Common Shares are Registered	Number of Common Shares Deposited

TOTAL:

(if the space above is not sufficient, please see section 6(b) of the Instructions)

DESCRIPTION OF RSUS DEPOSITED(1) To be completed by holders of RSUs

Name in which RSUs are Registered	Number of RSUs Deposited

TOTAL:

(if the space above is not sufficient, please see section 6(b) of the Instructions)

Notes/Instructions:

(1)	The information provided must match the information contained on the register of holders of RSUs maintained by InterOil.

☐

Check here if some or all of your Common Shares certificates have been lost, stolen or destroyed. Please review section 7 of the Instructions for the procedure to replace lost, stolen or destroyed certificates.

NON-REGISTERED HOLDERS OF COMMON SHARES SHOULD CONTACT THEIR BROKER, DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE WHO HOLD THEIR COMMON SHARES ON THEIR BEHALF TO ARRANGE FOR THEIR EXCHANGE.

STEP 2: ELECTION OF CONSIDERATION

Please check Option A and/or B and indicate the number of InterOil Securities elected for each option:(1)

Option

A:	☐ Election to receive the Share Consideration	for InterOil Securities

B:	☐ Election to receive the Cash Consideration(2)	for InterOil Securities (3)

	AND: I wish to receive payment of any Cash Consideration in: (4)	☐ U.S. dollars
☐ Canadiandollars
☐ Australiandollars
☐ HongKong dollars
☐ Euros
☐ BritishPounds

Notes/Instructions:

(2)	Each Securityholder will receive, regardless of the election, one CVR in exchange for each Deposited Security.
(3)

The undersigned hereby elects to receive the Cash Consideration for each InterOil Security indicated above, subject to proration as described on page 2 of this Letter of Transmittal and Election form and in the Information Circular.

(4)

The total number of InterOil Securities for which an election is made above should equal the total number of Common Shares and RSUs deposited under Step 1 of this Letter of Transmittal and Election Form. If the number of Common Shares and RSUs specified in the above election exceeds the total number of Common Shares and RSUs submitted with this Letter of Transmittal and Election Form, the numbers specified above will be pro-rated to total the number of Common Shares and RSUs submitted with this Letter of Transmittal and Election Form. If the number of Common Shares and RSUs specified in the above election is less than the total number of Common Shares and RSUs submitted with this Letter of Transmittal and Election Form, the Securityholder shall be deemed not to have made a valid election with respect to the Common Shares and/or RSUs not represented above and such Securityholder shall be deemed to have elected to receive the Share Consideration, in the form of Oil Search Shares, in respect thereof.

(5)	Select only one. If a Securityholder does not make a currency selection, such Securityholder will be deemed to have elected to receive U.S. dollars.

☐

Check here if you would like to receive Oil Search ADSs as consideration under the Arrangement, as opposed to Oil Search Shares. If you select this box, you will receive Oil Search ADSs if (a) you elected to receive Share Consideration in exchange for your InterOil Securities under the Arrangement and/or (b) the aggregate cash consideration that would otherwise be payable to satisfy the consideration payable to all Securityholders exceeds the Maximum Aggregate Cash Consideration, and you will be issued Oil Search Securities as a result of the proration mechanics in under the Arrangement. If you would like to receive a combination of Oil Search Shares and Oil Search ADSs, you should submit a separate Letter of Transmittal and Election Form for the Common Shares for which you would like to receive Oil Search ADSs and another Letter of Transmittal and Election Form for the Common Shares for which you would like to receive Oil Search Shares.

In order for a valid election to be made, this Letter of Transmittal and Election Form, duly completed, together with such additional documents and instruments as the Depositary may reasonably require

(including, in the case of a Shareholder, the certificate(s) or DRS Advice(s) (as defined herein) representing the Common Shares in respect of which the election relates), must be received by the Depositary by the Election Deadline. InterOil will give at least two Business Days’ prior notice of the Election Deadline by means of press release disseminated on a newswire.

STEP 3: REGISTRATION AND DELIVERY INSTRUCTIONS

The Depositary, InterOil and Oil Search are hereby authorized and directed to cause the Cash Consideration and/or the Share Consideration, as the case may be, which the Securityholder is entitled to receive in accordance with the terms of the Arrangement to be issued and/or registered in the name of the undersigned (unless alternative registration is required in the manner set forth below), confirmation of which shall be sent by mail to the address specified or held for pick up, if so indicated. Securityholders who elect to receive, or are deemed to receive as a result of adjustments as provided herein, the Share Consideration in the form of Oil Search Shares shall receive a holding statement (or equivalent document) representing the Oil Search Shares issued to them upon completion of the Arrangement (see section 9 of the Instructions).

BOX A(1)	BOX B(2)
REGISTRATION INSTRUCTIONS	DELIVERY INSTRUCTIONS
(please print or type)	(please print or type)

Unless Box C is checked, send confirmation of the registration of the Oil Search Shares (represented by holding statements (or equivalent documents) representing Oil Search Shares), certificates representing Oil Search ADSs and/or a cheque representing the Cash Consideration to:

☐ Same as address in Box A or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)	(Telephone – Business Hours)

(Tax Identification, Social Insurance	(Tax Identification, Social Insurance
or Social Security Number)	or Social Security Number)

(1) All Securityholders must complete Box A, including Securityholders who elect to receive Cash Consideration only. Such Cash Consideration may be pro-rated in accordance with the Arrangement and, as a result, Oil Search Securities may be issued.

(2) The delivery instructions given in this Box B will also be used to return certificate(s) representing Deposited Shares if required for any reason

BOX C HOLD FOR PICK-UP
☐

Check here if the confirmation of the registration of the Oil Search Shares (represented by a holding statement (or equivalent document) representing the Oil Search Shares), certificates representing Oil Search ADSs and/or a cheque representing the Cash Consideration is to be held for pick-up at the office of the Depositary at which this Letter of Transmittal and Election Form is deposited.

BOX D STATUS AS U.S. SHAREHOLDER TO BE COMPLETED BY ALL SECURITYHOLDERS BY SELECTING ONE BOX BELOW (See section 11 of the Instructions)
Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐	The person signing this Letter of Transmittal and Election Form represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The person signing this Letter of Transmittal and Election Form is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any holder of InterOil Securities that is either: (a) providing an address in Box A or B that is located within the United States; or (b) that is a U.S. Person for U.S. federal income tax purposes as described in section 11 of the Instructions.

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid possible U.S. backup withholding, you must complete the Form W-9 included herewith or otherwise provide certification that you are exempt from backup withholding, as provided in the Instructions.

STEP 4: COMPLETE AND SIGN AS INDICATED

By signing below, the undersigned expressly agrees to the terms and conditions set out above.

This Letter of Transmittal must be signed below by: (i) the registered Shareholder(s) exactly as the name(s) appear(s) on the certificates representing the Deposited Shares; (ii) the holder of RSUs as the name appears of the register of holders of RSUs maintained by InterOil; or (iii) by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith, or, pursuant to sections 3 or 4 of the Instructions, by a fiduciary or authorized representative.

Dated: , 20

Authorized Signature of Guarantor (if required under sections 3 or 4 of the Instructions)	Signature of Securityholder or Authorized Representative (see sections 3 and 5 of the Instructions)

Name of Guarantor (please print or type)	Address of Securityholder

Address of Guarantor (please print or type)	Daytime Telephone Number of Securityholder

Facsimile Number of Securityholder

Social Insurance Number or U.S. Taxpayer Identification Number (must be provided)

Name of Securityholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

STEP 5: REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGMENTS

The Depositing Securityholder:

2.

represents and warrants that: (a) the Depositing Securityholder is the legal owner of the above listed Common Shares (the “Deposited Shares”) and has good title to the rights represented by the above mentioned share certificate(s) or DRS Advice(s), free and clear of all liens, charges, encumbrances, claims and equities, together with all rights and benefits; (b) the Depositing Securityholder has full power and authority to execute and deliver this Letter of Transmittal and Election Form and to deposit, sell, assign, transfer and deliver the certificate(s) or DRS Advice(s) representing the Deposited Shares in accordance with the Arrangement and that, when the Share Consideration and/or Cash Consideration, as applicable, is paid and/or received for such Deposited Shares, none of InterOil, Oil Search or any successors thereto will be subject to any adverse claim in respect of such Deposited Shares; (c) all information inserted into this Letter of Transmittal and Election Form by the Depositing Securityholder is true, complete and accurate; and (d) the Deposited Shares have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; The covenants, representations and warranties of the Depositing Securityholder herein contained shall survive the completion of the Arrangement;

3.	for any RSUs listed above:

(a)

notwithstanding section 1 above, represents that the representations and warranties in section 1(a) and (b) will be true at the date of closing of the Arrangement (the “Effective Date”) in respect of the Common Shares issued to the Depositing Securityholder pursuant to the Arrangement on account of any RSUs listed above (assuming completion of the Arrangement); and

(b)

the Depositing Securityholder is hereby advised that it will receive, pursuant to the Arrangement, such number of Common Shares as are due to the Depositing Securityholder under the terms of such RSUs and thereafter (i) the Company Incentive Plans will terminate and the Depositing Securityholder shall not have any rights, liabilities or obligations in respect of the Company Incentive Plans and (ii) the Depositing Securityholder will be treated in all respects as a Shareholder with respect to the Common Shares so issued;

4.	acknowledges receipt of the Information Circular;

5.

irrevocably constitutes and appoints each director and officer of each of InterOil and Oil Search and any other person designated by InterOil or Oil Search in writing, the true and lawful agent and attorney of the Depositing Securityholder to do such acts or take such actions in the name of or on behalf of the Depositing Securityholder with respect to the exchange of the Depositing Securityholder’s Deposited Securities for the Share Consideration and/or the Cash Consideration in accordance with the Arrangement (such power of attorney being deemed to be an irrevocable power coupled with an interest);

6.

directs the Depositary to, as applicable, issue or cause to be issued (a) a holding statement (or equivalent document) for the Oil Search Shares and/or an American Depositary Receipt for the Oil Search ADSs to which the Depositing Securityholder is entitled on completion of the Arrangement pursuant to the Share Consideration or pursuant to the proration mechanism pursuant to the Cash Consideration and/or (b) issue a cheque to which the Depositing Securityholder is entitled upon completion of the Arrangement pursuant to the Cash

Consideration in the name(s) indicated in Step 3 above and in accordance with the delivery instructions provided in Step 3 above (or if no delivery instructions are provided, to the latest address of record on InterOil’s applicable register);

7.

acknowledges that InterOil, Oil Search and the Depositary shall be entitled to deduct and withhold from any consideration or amount otherwise payable to Depositing Securityholder such amounts as InterOil, Oil Search or the Depositary may determine is required to deduct and withhold with respect to such consideration under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986, as amended, or any other relevant provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Depositing Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. In connection with any amount required to be withheld pursuant to the Arrangement, the Depositing Securityholder acknowledges and agrees that Oil Search, acting reasonably, may direct the Depositary to withhold the number of Oil Search Securities that may otherwise be paid to the Depositing Securityholder under the Arrangement and to sell such securities on the ASX (in the case of Oil Search Shares) or over the counter markets (in the case of Oil Search ADSs) for cash proceeds to be used for such withholdings, subject to applicable laws. The Depositing Securityholder shall be deemed to have granted an irrevocable power of attorney to effect the sale of the applicable Oil Search Securities;

8.

covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of InterOil Securities (directly or indirectly) for the Cash Consideration and/or the Share Consideration;

9.

acknowledges that all authority conferred, or agreed to be conferred, by the Depositing Securityholder herein may be exercised during any subsequent legal incapacity of the Depositing Securityholder and shall survive the death, incapacity, bankruptcy or insolvency of the Depositing Securityholder and all obligations of the Depositing Securityholder herein shall be binding upon the heirs, personal representatives, successors and assigns of the Depositing Securityholder;

10.

acknowledges and agrees that, until deposited in accordance with section 5.1(b) of the Plan of Arrangement (being Schedule C to the Information Circular), each certificate that immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such deposit the consideration and other property to which the holders of such Common Shares are entitled under the Arrangement. Any such certificate formerly representing Common Shares not duly surrendered on or before the last Business Day prior to the sixth anniversary of the Effective Date, or such shorter or longer period required under applicable law, shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against InterOil or Oil Search. On such date, all consideration and other property to which such former Shareholder was entitled shall be deemed to have been surrendered for cancellation to Oil Search;

11.

by virtue of this Letter of Transmittal and Election Form, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any InterOil Securities deposited pursuant to the Arrangement will be determined by InterOil and Oil Search in their sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on InterOil, Oil Search, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12.

acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential income tax consequences to it arising out of the Arrangement, including any elections to be made in respect thereof;

13.

acknowledges that all cash payments will be made in U.S. dollars, unless the Depositing Securityholder deposits the Deposited Securities with the Depositary and elects to receive payment in Canadian dollars, Australian dollars, Hong Kong dollars, Euros or British Pounds by checking the appropriate box under Step 2 above, in which case the Depositing Securityholder acknowledges and agrees that (a) the exchange rate used will be the rate established by Computershare, in its capacity as foreign exchange service provider, on the date the funds are converted; and (b) the risk of any fluctuation in such rate will be borne by the Depositing Securityholder.

14.

by reason of the use by the Depositing Securityholder of this Letter of Transmittal and Election Form in the English language, the Depositing Securityholder acknowledges that he, she or it is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. Le soussigné reconnaît qu’en raison de son utilisation d’une version anglaise de cette lettre d’envoi et formulaire de choix, il est réputé d’avoir exigé que tout contrat attesté par l’Arrangement, tel qu’il est accepté au moyen de cette lettre d’envoi et formulaire de choix, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais;

15.	acknowledges that if the Arrangement is completed, the deposit of InterOil Securities pursuant to this Letter of Transmittal and Election Form is irrevocable; and

16.

acknowledges that if the Arrangement is not completed and the Arrangement Agreement is terminated or InterOil or Oil Search terminate their obligations thereunder pursuant to its terms, the Depositing Securityholder directs the Depositary to return the enclosed Common Shares certificate(s) or DRS Advice(s) to the address of the Shareholder indicated in Step 3 above by first class mail.

INSTRUCTIONS

1.	Use of Letter of Transmittal and Election Form

(a)

In order for a valid election to be made, this Letter of Transmittal and Election Form, duly completed, together with such additional documents and instruments as the Depositary may reasonably require (including, in the case of a Shareholder, the certificate(s) or DRS Advice(s) (as defined herein) representing the Common Shares in respect of which the election relates), must be received by the Depositary by 2:00 p.m. (New York time) on the Election Deadline. InterOil will give at least two Business Days’ prior notice of the Election Deadline by means of press release disseminated on a newswire.

(b)

Notwithstanding whether a Securityholder makes a valid election by the Election Deadline, in order to be eligible to receive the Cash Consideration and/or the Share Consideration, as applicable, the above-noted documents must be received by the Depositary at one of its offices specified below.

(c)

The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) or DRS Advice(s) representing the deposited Common Shares and/or all other documents that may be required by the Depositary is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary at one of its offices specified below. It is recommended that the necessary documentation be hand delivered to the Depositary, at one of its offices, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained and a return receipt requested.

2.	Registration and Delivery Instructions

The box entitled “Registration Instructions” must be completed by all Securityholders or by their duly authorized representatives (even if they have elected to only receive the Cash Consideration). One of the boxes entitled “Delivery Instructions” or “Hold for Pick-Up” must also be completed or checked, as applicable. In the event that the boxes entitled “Registration Instructions” and “Delivery Instructions”, as applicable, are not completed by holders of Common Shares and/or RSUs, the Cash Consideration and/or the Share Consideration to be issued and/or registered to such holder shall be issued and/or registered in the name of such holder as such name appears on the register of holders of Common Shares and/or RSUs (as applicable), and shall be delivered to the address otherwise indicated by the holder, or where no such address is indicated, to the holder’s latest address appearing on the register of holders of Common Shares and/or RSUs (as applicable). See also section 4 “Guarantee of Signatures” below.

3.	Signatures

(a)

This Letter of Transmittal and Election Form must be completed and signed by the Securityholder or by such Securityholder’s duly authorized representative (in accordance with section 5 “Fiduciaries, Representatives and Authorizations” below).

(b)	If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the Deposited Securities, such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered without any change whatsoever (and any certificates representing the Common Shares need not be endorsed) If such Deposited Securities are owned by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(c)

If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Deposited Securities or if the Cash Consideration and/or the Share Consideration are to be issued to a person other than the registered holder(s):

such deposited Common Share certificates or DRS Advices must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered (or as appearing on the Common Share certificates) and must be guaranteed as noted in section 4 “Guarantee of Signatures” below.

(d)	Sections 3(b) and (c) shall not apply to holders of RSUs. However, this Letter of Transmittal and Election Form must be signed by the holder of RSUs.

4.	Guarantee of Signatures

(a)

If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Deposited Securities, or if the Cash Consideration and/or the Share Consideration to be issued are to be registered in a name other than the name of the registered owner(s) of the Deposited Securities, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

(b)

An “Eligible Institution” means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal and Election Form or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in- fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. Either InterOil, Oil Search or the Depositary, at their sole discretion, may require additional evidence of such person’s authority or additional documentation.

6.	Miscellaneous

(a)

If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates or DRS Advices representing the Deposited Shares, additional certificate numbers and the number of Deposited Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(b)	If Deposited Securities are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal and Election Form must be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be accepted. All depositing Securityholders by execution of this Letter of Transmittal and Election Form (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)

The holder of the Common Shares and/or RSUs that are the subject of this Letter of Transmittal and Election Form hereby unconditionally and irrevocably attorns to the non- exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

(e)

Additional copies of the Letter of Transmittal and Election Form may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed below. A copy of this Letter of Transmittal and Election Form is also available under InterOil’s SEDAR profile, available at www.sedar.com.

7.	Lost Certificates

If a certificate representing Common Shares has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

8.	Fractional Shares

No fractional Oil Search Shares shall be issued under the Arrangement. In lieu of any fractional Oil Search Shares, each Securityholder otherwise entitled to a fractional interest in Oil Search Shares will receive the nearest whole number of Oil Search Shares. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Oil Search Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Oil Search Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all InterOil Securities registered in the name of or beneficially held by such Securityholder or their nominee shall be aggregated.

9.	Holding Statements Representing Oil Search ADSs

If a Securityholder validly elects to receive Oil Search Shares, pursuant to a duly completed and executed Letter of Transmittal and Election Form, together with such additional documents and instruments as the Depositary may reasonably require (including, in the case of a Shareholder, the certificate(s) or DRS Advice(s) representing the Common Shares in respect of which the election relates), a holding statement (or equivalent document) representing the Oil Search Shares will be issued on behalf of Oil Search to the former Securityholder representing the ownership of their Oil Search Shares upon the completion of the Arrangement.

As a shareholder of Oil Search, you can choose to register the legal title to your Oil Search Shares on either:

•	the Clearing House Electronic Subregister System (“CHESS”) operated by ASX Settlement Pty Limited (“ASX Settlement”); or

•	the issuer sponsored subregister, maintained by Oil Search, who has engaged Computershare Investor Services Pty Limited (ACN 078 279 277) to administer the issuer sponsored subregister on its behalf.

Registration in both subregisters is by electronic means. No paper certificates are issued for either subregister.

To register your shares on the CHESS subregister, you arrange with an authorized participant (usually your stockbroker or their settlement agent) to sponsor you on CHESS. This “CHESS Sponsor” will ask you to sign a sponsorship agreement that sets out the terms and conditions under which they can operate your holdings on the CHESS subregister on your behalf. This in no way changes your legal ownership of the shares. CHESS shareholders are allocated a ‘Holder Identification Number’ (commonly referred to as a “HIN”), which is similar in concept to a bank account number. Your HIN uniquely identifies you as the holder of shares on the CHESS subregister. If you hold your shares on the CHESS subregister then your CHESS Sponsor controls the transfer or movement of shares to or from your CHESS sponsored holdings, but may only do so if following your specific instructions. This is explained in your sponsorship agreement.

If you do not have a CHESS sponsorship agreement with your stockbroker or have not provided the stockbroker purchasing shares for you with a HIN, your shares will be registered on the issuer sponsored subregister by default. For each issuer sponsored holding, you will be allocated a unique ‘Securityholder Reference Number’ (also known as a “SRN”) by or on behalf of Oil Search. Your SRN uniquely identifies your holding on the issuer sponsored subregister. If you hold your shares on the issuer sponsored subregister and want to sell them, your stockbroker must convert them to the CHESS subregister in order to settle the trade. To facilitate this, you must provide your stockbroker with the relevant details, including the SRN.

You will be notified of your initial shareholdings, as well as any changes to your share holdings by a holding statement mailed to your registered address. For shares on the CHESS subregister, this is done by ASX Settlement. For shares on the issuer sponsored subregister, this is done by Computershare Investor Services Pty Limited (ACN 078 279 277) on behalf of Oil Search.

Irrespective of which subregister you use to hold shares, you will need to go through a stockbroker if you want to trade them.

If the Securityholder validly elects to receive Oil Search ADSs pursuant to a duly completed and executed Letter of Transmittal and Election Form, together with such additional documents as the Depositary may reasonably require, a DRS Advice representing such number of Oil Search ADSs as the Securityholder is entitled to receive, or in the case of certificated holders, an American depositary receipt evidencing such number of Oil Search ADSs as the Securityholder is entitled to receive, will be issued by the Depositary to the Securityholder representing the ownership of the Oil Search ADSs upon completion of the Arrangement.

10.	Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about Securityholders from transactions the Depositary performs, forms Securityholders may send to the Depositary or other communications the Depositary may have with Securityholders and their representatives. This information could include a Securityholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a Securityholder’s account, to better serve client needs and for other lawful purposes relating to its services. Some of the Securityholders’ information may be transferred to servicers in the U.S. for data processing and/or storage. The Depositary has prepared a Privacy Code to inform Securityholders more about its information practices, how their privacy is protected and how to contact its Chief Privacy Officer. It is available at the Depositary’s website, at www.computershare.com, or by writing to the Depositary at 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use the information a Securityholder provides with this Letter of Transmittal and Election Form in order to process a Securityholder’s request and will consider a Securityholder’s submission of this Letter of Transmittal and Election Form as its consent to the above.

11.	Important Tax Information for U.S. Shareholders

A U.S. Shareholder who receives cash in exchange for InterOil Securities may be subject to information reporting and backup withholding (currently at a rate of 28%) pursuant to U.S. federal income tax law. To prevent backup withholding, a U.S. Shareholder should properly complete and return the enclosed IRS Form W-9, which requires such U.S. Shareholder to provide its taxpayer identification number (“TIN”) and to certify under penalty of perjury that the TIN provided is correct and that the U.S. Shareholder is not subject to backup withholding of U.S. federal income tax or is otherwise exempt from backup withholding. Failure to provide the information on the IRS Form W-9 may subject the U.S. Shareholder to backup withholding at the applicable rate, and such U.S. Shareholder may be subject to a penalty imposed by the Internal Revenue Service (the “IRS”). See the enclosed IRS From W-9 and the instructions thereto for additional information.

A U.S. Shareholder who is not a U.S. Person but who provides an address in Box A or Box B above that is located in the United States will instead need to submit to the Depositary an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury, or otherwise establish an exemption. An appropriate IRS Form W-8 (W- 8BEN, W-8BEN-E, W-8ECI or other form) may be obtained from the Depositary or at www.irs.gov.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained from the IRS if eligibility is established and appropriate procedure is followed.

For purposes of these instructions, a “U.S. Person” is any holder of InterOil Securities that is, for U.S. federal income tax purposes:

(a)	a citizen or individual resident of the United States;

(b)

(a corporation (including an entity taxable as a corporation) or partnership (including an arrangement treated as a partnership) created under the laws of the United States or any State thereof or the District of Columbia;

(c)	an estate the income of which is subject to United States federal income tax regardless of its source; or

(d)

a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Form W-9 (Rev. December 2014) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 2.	1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
2 Business name/disregarded entity name, if different from above
3 Check appropriate box for federal tax classification; check only one of the following seven boxes:

4 Exemptions (codes apply only
to certain entities, not individuals;
see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

☐ Individual/sole proprietor or ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate single-member LLC

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S  corporation, P=partnership)  ▶

     Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.

☐ Other (see instructions)  ▶

	5 Address (number, street, and apt. or suite no.)	Requester’s name and address (optional)
6 City, state, and ZIP code
7 List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number
	–	–
or
Employer identification number
–

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

2.

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3.	I am a U.S. citizen or other U.S. person (defined below); and

4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

● Form 1099-INT (interest earned or paid)

● Form 1099-DIV (dividends, including those from stocks or mutual funds)

● Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

● Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

● Form 1099-S (proceeds from real estate transactions)

● Form 1099-K (merchant card and third party network transactions)

● Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

● Form 1099-C (canceled debt)

● Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information.

Cat. No. 10231X	Form W-9 (Rev. 12-2014)

Form W-9 (Rev. 12-2014)	Page 2

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

● An individual who is a U.S. citizen or U.S. resident alien;

● A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

● An estate (other than a foreign estate); or

● A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

● In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

● In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

● In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.

c. Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2.

d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014)	Page 3

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single-member LLC.”

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code.

● Generally, individuals (including sole proprietors) are not exempt from backup withholding.

● Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

● Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

● Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1 – An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2 – The United States or any of its agencies or instrumentalities

3 – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4 – A foreign government or any of its political subdivisions, agencies, or instrumentalities

5 – A corporation

6 – A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7 – A futures commission merchant registered with the Commodity Futures Trading Commission

8 – A real estate investment trust

9 – An entity registered at all times during the tax year under the Investment Company Act of 1940

10 – A common trust fund operated by a bank under section 584(a)

11 – A financial institution

12 – A middleman known in the investment community as a nominee or custodian

13 – A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions

Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.
[2]

However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.

A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B – The United States or any of its agencies or instrumentalities

C – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E – A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G – A real estate investment trust

H – A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I – A common trust fund as defined in section 584(a)

J – A bank as defined in section 581

K – A broker

L – A trust exempt from tax under section 664 or described in section 4947(a)(1)

M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 12-2014)	Page 4

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5.	Sole proprietorship or disregarded entity owned by an individual	The owner[3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:		Give name and EIN of:
7.	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity[4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2]	Circle the minor’s name and furnish the minor’s SSN.
[3]

You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4]

List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 2.

*Note.	Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

● Protect your SSN,

● Ensure your employer is protecting your SSN, and

● Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

The Depositary for the Arrangement is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Hand or Courier

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions Inquiries

North America Toll Free: 1-800-564-6253

Telephone (Outside North America): 514-982-7555

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Information Circular, the Letter of

Transmittal and Election may be directed by the Securityholders to the Depositary at the telephone number and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.